

Cynthia Mitchell · 3rd
Chief Operating Officer
Los Angeles Metropolitan Area · Contact info

 Humankind Group

Experience


Chief Operating Officer/Co-Founder
Humankind Group · Full-time
Jul 2018 - Present · 3 yrs 9 mos
San Diego County, California, United States

Humankind Group incubates, develops, and manages companies by providing management and strategic advisory services in its fields of interests. Humankind has founded companies and has served clients in construction tech, housing, sustainable materials, algae technology, advanced food and aquaculture production, · ...see more


Partner
HumanKind Ventures
Jul 2018 - Present · 3 yrs 9 mos
San Diego County, California, United States

We invest in promising early stage companies that possess game-changing technologies with the potential to improve the quality of human life, the condition of our planet, and generate excellent financial returns.   ...see more


CEO/Founder Advisor
Early Stage Companies
1981 - Jul 2018 · 37 yrs 7 mos

We work alongside of you every step of the way -- from ideation, product development, sales and marketing, fundraising and organizational structure. Areas of specialty include technology, media, education and entertainment. Our collaboration ensures every facet of the business is in sync, on budget and inspired.   ...see more


CEO/Co-Founder
Cheerful Giving
Jun 2015 - 2017 · 1 yr 8 mos

Cheerful Giving is for believers, dreamers, doers and visionaries. It's for those who have big hearts for benevolent causes in their community and beyond. Together we can soften hearts, calm fears, lift burdens, weaken the hold of misery, escalate hope and promote stewardship of the earth and its creatures.   ...see more


Change the World
We are on a mission to become the largest population of big-hearted people on the planet. Learn more at cheerfulgiving.com.


CEO
Miso Media, Inc.
Aug 2012 - Jul 2013 · 1 yr
Venice, California

Miso Media develops a suite of technology products for music students, teachers, and professional musicians. From its award winning Miso Plectrum, featured on Sharktank, to its 5 star rated Miso Strobe Tuner, and elegant digital sheet music platform -- Miso Sonata. Miso Media helps musicians learn, practice and perform better

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